Exhibit 99.1

March 10, 2022	1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Canadian National Railway Company

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	April 05, 2022
Record Date for Voting (if applicable) :	April 05, 2022
Beneficial Ownership Determination Date :	April 05, 2022
Meeting Date:	May 20, 2022
Meeting Location (online only) :	The website address to access the online webcast will be posted on or about April 19, 2022 at https://www.cn.ca/en/investors/
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	136375102	CA1363751027

Sincerely,

Computershare
Agent for Canadian National Railway Company